[Letterhead of STEPP & BEAUCHAMP LLP]

November 11, 1999

Securities and Exchange Commission
450 5th Street N.W.
Washington, DC 20549-0305

Mailstop 0305, SEC

Att: Bradley Kamlet, Esq./Letty Lynn, Esq.

Re: TopClick International, Inc. Registration Statement on Form 10-SB File No. 1-14955

Dear Mr. Kamlet and Ms. Lynn:

As you know, this law firm represents TopClick International, Inc., a Delaware corporation ("Company"). Please address all future communications regarding the Company to the undersigned.

Please be informed that the undersigned has received and read your letter dated October 29, 1999, to Mr. Chris Lewis, President and Chief Executive Officer of the Company, regarding the Company's Amendment No. 2 to the Registration Statement on Form 10-SB ("Registration Statement") filed with the Securities and Exchange Commission ("SEC") on October 19, 1999. The purpose of this letter is to respond, in writing, to the questions, comments, and requests for information specified in that letter, and to direct your attention to the amendments to the Registration Statement specified in Amendment No. 3 to the Registration Statement which is being filed concurrently herewith ("Amendment No. 3"). A redlined copy of Amendment No. 3 and all exhibits thereto are enclosed herewith for your convenience. The provisions of this letter which are numbered are intended to correspond and respond to the order of paragraphs in your letter dated October 29, 1999.

     1. The Company contacted EDGAR filer support and arranged for its registration number to be changed to specify that the Company is registering its securities under Section 12(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The error arose from the Company's EDGAR service. You will note that all filings on EDGAR after April 1999 have correctly specified registration under
          Section 12(g) of the Exchange Act.

Securities and Exchange Commission
November 11, 1999
Page 2

     2. The Company's October 1, 1999, press release is not inaccurate, in that the Company filed a Registration Statement on Form 10-SB on April 23, 1999, which became effective 60 days after filing, or on June 22, 1999. However, the Company recognizes the distinction between an effective registration statement and a registration statement which has cleared comments from the SEC. The Company invites your suggestions as to an appropriate means to clarify this representation.

     3. The Company will delete references in its future press releases and quarterly and annual reports referencing the Private Securities Litigation Reform Act of 1995 and any of the provisions thereof.

     4. The Company has examined the forward-looking information specified in Amendment No. 3 to the Registration Statement on Form 10-SB and has updated the forward-looking information relating to anticipated revenues of the Company. Moreover, although the Company's Registration Statement on Form 10-SB has not yet cleared comments, the Company became a reporting company on June 22, 1999.

     5. The Company has amended the portion of the Registration Statement entitled Business of the Company to present in more detail each of the four methods by which the Company proposes to generate revenues. As disclosed in Amendment No. 3 to the Registration Statement, the Company is reconsidering several of these methods of generating revenue.

     6. The Company has amended the portion of the Registration Statement entitled Business of the Company to specify how the Company will generate revenues from e-commerce. The Company has replaced the term "e-commerce brokerage transactions" with the more specific term "commission referral fees" and has provided a more detailed discussion of its proposed e-commerce activities.

     7. The Company has amended the portion of the Registration Statement entitled Business of the Company to specify that the Company does not presently have any paying subscribers and that, while the Company is considering the possibility of generating revenues from subscription fees for certain proposed Internet services, the Company does not currently provide any specialized Internet services.

     8. The Company has deleted the fifth sentence of the fourth paragraph on Page 3 of Amendment No. 3 to the Registration Statement.

Securities and Exchange Commission
November 11, 1999
Page 3

     9. The Company has amended the portion of the Registration Statement entitled Liquidity and Capital Resources to specify that the Company's primary source of revenue at present is the sale of the Company's common stock. The Company, however, has proven sources of liquidity and capital (for example, the Financing Agreement to which reference is made in Paragraph 10 below).

     10. The Company has amended the portion of the Registration Statement entitled Liquidity and Capital Resources to specify the material terms of the Financing Agreement. The Company has also filed the Financing Agreement as an exhibit to Amendment No. 3 to the Registration Statement as a material contract.

     11. The Company's Registration Statement has been signed by its President, Chris Lewis, as have the previous Amendments to the Registration Statement.

     12. The Company has moved the signature page so that it appears after the financial statements.

Hopefully, the information specified in this letter, and in Amendment No. 3 to the Company's Registration Statement on Form 10-SB, responds completely to the comments specified in your correspondence dated October 29, 1999. If not, please do not hesitate to contact the undersigned.

Your assistance in this matter is appreciated. Thank you.

Sincerely,

STEPP & BEAUCHAMP LLP


/s/ Thomas E. Stepp, Jr.

By: Thomas E. Stepp, Jr.

Enclosures

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 AMENDMENT NO. 3
                                       To
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                          TOPCLICK INTERNATIONAL, INC.,
                             a Delaware corporation
             (Exact name of registrant as specified in its charter)

     DELAWARE                                           330755473
     --------                                           ---------
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

Suite 200, 1636 West 2nd Street, Vancouver, British Columbia, Canada   V6J 1H4
--------------------------------------------------------------------------------
(Address of registrant's principal executive offices)                 (Zip Code)

                                 (604) 737-1127
                                 --------------
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

    Title of each class                  Name of Each Exchange on which
    to be so registered:                 each class is to be registered:
    --------------------                 -------------------------------

           None                                       None
           ----                                       ----

Securities to be registered under Section 12(g) of the Act:

  Common Stock, Par value $.001
  -----------------------------
         (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of 27
                      Exhibit Index is specified on Page 10

Item 1. Description of Business.

The Company was originally incorporated to engage in any lawful act or activity for which corporations may be organized under the General corporation Law of Delaware. The Company initially was involved in the development of oil and gas properties. After the consummation of a series of corporate acquisitions specified herein under the subheading entitled Development of the Company immediately below, the nature of the Company's business changed from development of oil and gas properties to the business of facilitating the consumption of information, products and services via the Internet. To this end, the Company currently provides Internet users with a one-stop information index to the top Internet guides, which allows users to view and then quickly select the best guide for their needs based on their choice of information subject. The Company's services allow Internet users to locate their subject categories easily and provides them with the freedom to roam back and forth from guide to guide. For example, inside the Company's Internet golf environment, the Company has packaged all of the top Internet guides to golf, such as Yahoo!, Excite and Lycos.

Development of the Company. TopClick International, Inc., a Delaware corporation formerly named Galveston Oil & Gas, Inc. ("Company"), was incorporated in the State of Delaware on October 3, 1996. The Company changed its name to TopClick International, Inc. on or about February 5, 1999 by filing an amendment to its Certificate of Incorporation with the Delaware Secretary of State. Pursuant to an Acquisition Agreement dated January 28, 1999, the Company acquired all of the shares of TopClick Corporation, a Delaware corporation incorporated on July 8, 1998 (previously defined in this Prospectus as "TC") which, in turn, had previously acquired certain assets from E.Z.P.C. Canada Inc., which was incorporated on September 28, 1994, under the Canada Business Corporations Act with one common share owned by Helpful By Design, Inc., a Canadian federal jurisdiction corporation ("HBD"). The Acquisition Agreement was part of a Financing Agreement specified more completely below. TC is now a wholly-owned subsidiary of the Company.

As consideration for the exchange, assignment, transfer, conveyance, setting over and delivery of the shares of TC, the Company issued 8 shares of its $.001 par value common stock for every 7 shares of TC $.001 par value common stock. This exchange value was determined by negotiations between the Company, TC , and Sonora Capital Corporation, a British Columbia corporation ("Sonora"), and was approved by a majority of the shareholders of TC.

On or about July 14, 1998, the name of E.Z.P.C. Canada, Inc., was changed to TopClick (Canada) Inc. In September, 1998, HBD sold the TopClick website (which website is described more specifically below) and related assets, including the one common share of TopClick (Canada) Inc., to TC for the issuance of 7,000,000 shares of $.001 par value common stock of TC to HBD and forgiveness of indebtedness owed by HBD to TopClick (Canada) Inc. The TopClick website and related assets were valued by the Board of Directors of HBD ("HBD Board") at US$700,000 (all amounts are in United States currency unless otherwise specified.) The HBD Board valued the forgiveness of a debt in the amount of $480,000 in Canadian Dollars ("CDN$") at $315,789, at an exchange rate of approximately 1.52 CDN$ to one United States dollar. The HBD Board believes that total consideration for the sale of the TopClick website and related assets was, therefore, approximately $1,015,789. As part of this transaction, TC agreed to convert the shares of preferred stock held by shareholders of TopClick (Canada) Inc. into shares of common stock of TC.

On or about January 28, 1999, TC entered into a Financing Agreement with the Company, Sonora, HBD, and other parties whereby a group of investors represented by Sonora provided $2,000,000 to the Company. As part of a series of related transactions, HBD and the shareholders of TC transferred their shares of TC to the Company so that TC became a wholly-owned subsidiary of the Company. A copy of the Financing Agreement is attached as Exhibit 4 to this registration statement. A copy of the Acquisition Agreement is attached to that Financing Agreement as Exhibit B thereto.

Business of the Company. As set forth above, the Company owns and operates the TopClick website, a unique information retrieval guide for Internet users. The TopClick website contains the first comprehensive Internet "superguide" to the major Internet guides, designed to help Internet users find the answers to their searches more quickly and effectively than they can through conventional single guides or search engines. TopClick makes it easy for Internet users to find their subjects and move back and forth from guide to guide without having to visit each guide's homepage and conduct individual searches. The TopClick website is located at the Internet address www.topclick.com. The TopClick website's features include "central keyword searching", which provides one-stop keyword searching across the top portal sites, including Yahoo!, Excite, Lycos, GoTo.com, Go Network, Ask Jeeves, Dogpile, Northern Light, Looksmart, Infoseek, Snap!, Webcrawler, AOL Netfind, HotBot and Alta Vista. The TopClick website also features top Internet brands across thousands of information subjects, organized into 51 easy-to-use information categories. The website currently houses over 8,000 top sites and anticipates adding additional top sites.


The Company anticipates generating revenues from commission referral fees during the next 12 months. The Company contemplates that it will direct Internet traffic to e-commerce vendors; in return, the Company anticipates receiving a commission referral fee ranging from 8% to 25%. The Company also anticipates more direct involvement in e-commerce. For example, the Company has recently opened a virtual bookstore by packaging approximately 300 books on privacy issues. The Company intends to sell these books over the Internet and receive a sales commission, similar to the operations of Amazon.com. The Company anticipates deriving revenues from the virtual bookstore within the next 6 months.

While the Company is considering the possibility of generating revenues from subscription fees from subscribers for certain proposed Internet services, the Company does not currently provide any specialized services and does not currently have any subscribers. The Company is considering providing personalized information services to paid subscribers but has not yet determined the scope of such services nor the subscription rates for such services.

 The Company derives certain consumer data from customer profiles. During the past 12 months, the Company contemplated generating revenues through the sale of this consumer data to third parties. However, as specified above, the Company recently opened a virtual bookstore relating to privacy issues, and Management of the Company believes that selling research data (commonly referred to as "aggregated data") to advertisers or market researches may not comport with the Company's privacy-related businesses. While it is a common practice for entities with high traffic volume websites to sell such aggregated data, this proposed policy is currently under review by Management of the Company. Therefore, the Company may elect to forego this potential revenue source.

In the same way, websites with high traffic volumes typically generate advertising fees through the sale of banner and other types of Internet advertising. The Company has not yet determined whether it will sell such advertising on its website. Moreover, in the event the Company elects to sell such advertising, the Company's advertising revenues will depend, in part, on the volume of traffic at the Company's website.


The Company has built and is continuing to develop a complex database of HTML links arranged into predefined categories and subjects across the top guides on the Internet. The TopClick guide currently includes links from Yahoo!, Excite, Lycos, Infoseek, Looksmart, Webcrawler, AOL, Snap! and Magellan. There are two principal ways to use the TopClick guide: (1) users can quickly click through three levels of information: Group, Category, and Subject. Users can then "click out" to any of the top Internet guides; or (2) alternatively, users can enter a keyword into the search panel and then click out to their choice of the top 12 search engines on the Internet.

In April, 1999 the Company reported that the usage of its website had increased significantly during the first period of 1999 and, in March alone, the Company served close to one million page views. The term "page view" means the accessing of a website page on the Internet. Often used by advertisers to gauge the "traffic", or frequency of visitation, on a specific website, the term "page view" differs from the Internet term "hit" in that a page view counts only the number of times a page has been accessed, while a "hit" counts the number of times that all the elements on a specific page, including graphics, have been accessed.

In May, 1999 the Company began an e-commerce initiative with LinkShare Corporation ("LinkShare"), whose software enables companies selling goods or services on the Internet to establish business partnerships through cross-selling and cross-referral agreements with other sites. In addition to providing technology, LinkShare tracks and verifies customer referrals and transactions and manages the related revenue structures. LinkShare currently services more than 150 retailers and manages a network of tens of thousands of affiliate sites. LinkShare is privately owned and headquartered in New York City, with offices in San Francisco and Denver. Additional information can be obtained at LinkShare's website at http://www.linkshare.com.

The Company believes that its participation in the LinkShare program will enable it to establish e- commerce relationships with over 150 existing electronic retailers, and to earn referral revenues through those relationships. In the first phase of this program, the Company has been approved to integrate e-commerce offerings from 1-800-Flowers, Borders.com, Cyberian Outpost, Fashionmall, Florist.com, K-Tel, American Eagle Outfitters, and AudioBook.

The Company has not generated any revenues to date and has a comprehensive loss for the year ended June 30, 1999 of US$444,681.00.

Transition of Website. In March, 1999 the Company entered into a nonexclusive, nontransferable Master Service Agreement with Frontier GlobalCenter, Inc. ("Frontier") for Internet connectivity services, which obligated the Company to pay monthly bandwith charges, to purchase software and hardware (specifically, servers) to facilitate such services, and to lease monthly rack space to store those servers, all of which allowed the Company to move its website to allow for more rapid growth. Frontier specializes in scalable high-speed hosting services, and hosts many of the world's busiest websites, including Yahoo!, Netscape, Playboy, Pacific Bell, Quote.com, and USA Today. The Company has installed a high-speed server and software system together with a leading statistical analysis and tracking software solution from Marketwave Corporation of Seattle, Washington ("Marketwave"), all supported by a 12-month maintenance contract. Marketwave is a leading innovator in real-time Internet data mining and traffic analysis software, with more than 40,000 licensed corporate customers including industry names like Intel, Dell, AT&T, Cox Communications, Volvo and NBC Europe. The new hosting architecture incorporates a fully redundant system supported by a "high-availability" load-balancing solution which distributes peak traffic across the servers to improve performance.

Employees. The Company and its subsidiaries currently have eight employees, all of which are full-time employees. Management of the Company anticipates using consultants for business, accounting, engineering, and legal services on an as-needed basis.

Key Employees. The Company's key employees are Chris Lewis, the President and Chief Executive Officer; Terry Livingstone, the Chief Operating Officer; Jason Wilkes, Vice President in charge of business development; and Rory Wadham, lead programmer.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Information retrieval is already a significant market on the Internet, but the growth of the Internet requires continued advances in Internet guide services. Because of the expanding volume of information on the Internet, no single company has been able to monopolize Internet guides and referencing indexes. The Company believes that the continued rapid expansion of the Internet provides opportunities for the Company's innovations and will further provide the Company with markets which the major search engines and guides do not control or dominate. The Company believes that there is a window of opportunity to establish a package of the best Internet guides into one environment.

The Company's innovations include the packaging of top Internet destinations, a simplified Internet navigation structure, and a fast, simple one-stop information search interface to the top Internet information directories, search engines and meta-search engines by the Company's "central keyword searching" facility. This feature provides one-stop keyword searching across the top portal sites including Yahoo!, Lycos, GoTo.com, Go Network, Ask Jeeves, Dogpile, Northern Light, Looksmart, Infoseek, Snap!, Webcrawler, AOL Netfind, HotBot and AltaVista.

Plans for Future Operations and Marketing Strategy. As set forth above, in May, 1999 the Company began an e-commerce initiative with LinkShare, which, the Company believes, will enable the Company to establish various e-commerce relationships. The Company anticipates that it will market itself to the Internet community as a clearinghouse and an encyclopedia of quality Internet guides. The Company believes that it will continue to develop increased. The Company bases its belief that it will continue to increase monthly traffic volumes, in part, on the increase of its website traffic by 1200 percent in the first quarter of 1999, and the Company's belief that the Internet will continue to grow at a significant rate, and the Company's plans to establish e-commerce agreements with strategic partners. During the period April 1, 1999 through and including June 30, 1999, the Company's website generated 1,117,880 page views and 477,143 unique searches.

The overall marketing plan for the Company's products and services is based on two separate promotional phases: (1) the Initial Site Launch Plan and (2) the Market Development Plan.

Initial Site Launch Plan. The Company anticipates that it will launch multiple online tactical programs to create awareness of the Company's websites and services with the goal of inducing potential clients to visit the Company's websites, where demonstrations of the Company's products and services will be displayed. The Company believes that by keeping the information current, subscribers will return to the Company's websites, the ultimate goal being increased usage over time.

The Company believes that over 80% of all Internet searches originate through the top 8 guides. The Company intends to submit its website to those top 8 guides and to use an automated software package to submit the TopClick website to the other 1,000 guides on the Internet. The Company's objective is to build the Company's websites and brands into well-known Internet properties.

The Company intends to submit Topclick.com to the top 10 site award businesses on the Internet through the use of electronic press releases. The Company intends to use the same methods to submit Topclick.com to the Top 10 Cool Sites/What's New Sites website to gain further recognition with Internet customers. The Company anticipates that it will send out press releases to the principal media groups that cover the Internet such as ABC, CNN, and CBS, as well as to technology news suppliers like PointCast. The Company also anticipates that it will provide automated announcements to specific interest groups at Internet chat environments and present its guide to mass community sites, such as Geocites, as a complimentary service which the Company believes will enhance the value of its core products. The Company will concentrate on disseminating information about its products and services to specific opinion-forming communities, such as teachers and marketing professionals via e-mail announcements.

Market Development Plan. For new Internet customers, the Company contemplates that it will establish channel development programs to Internet service providers, cable companies, telephone companies, satellite companies and web television businesses, with the intention of placing a link to TopClick in their software, as a starting point for those new Internet users.

A "link" is a selectable connection from one word, picture, or information object to another on the Internet. The most common form of link is the highlighted word or picture that can be selected by the user (with a mouse or in some other fashion), resulting in the immediate delivery and view of another file. The highlighted object is often referred to as an "anchor". The anchor reference and the object referred to constitute a hypertext link. The Company anticipates that it will seek logo and URL linking arrangements with targeted sites. The Company intends to develop "tell-a-friend" extensions to the TopClick site to make it easy for existing users to electronically tell friends about the Company's services.

Developing Site Traffic. The Company believes that it must develop volume traffic on its site in order to be successful. Once traffic volume has been established, the Company believes that it will become a distribution point for advertisers and will develop opportunities to participate in sponsorship agreements, electronic commerce agreements and joint marketing ventures. The Company intends to build its initial equity value measured by traffic (that is, page views) and then intends to develop multiple revenue streams as a broker of diverse audience interests. There is no assurance, however, that the Company will build an equity base which will be considered worth acquiring. Initially, the Company will offer its products and services free to its customers, strategic partners and media partners.

In keeping with this strategy, the Company will concentrate its marketing efforts on increasing site traffic. Promotional space and other content on the site will be provided free to content partners, to increase traffic. The Company intends to form strategic relationships with the existing top Internet guides, including providing free content links to areas of their sites that those guides want to promote (for example, by providing free content links to the Yahoo Golf Guide). Through the use of free space inside the TopClick guide, the Company intends to develop a database of advertising contacts, media contacts, and Internet guide contacts. At the same time, the Company will attempt to increase volume to the Company's site using an integrated marketing communications program to existing and new Internet users. The Company further intends to develop piggy-back marketing programs and cross-promotional opportunities with other online media. The TopClick guide will be offered free to users, strategic partners (such as existing Internet guides) and other media partners.

Name Identification. The Company has purchased additional domain names and will attempt to prevent third parties from adopting names similar to TopClick. The Company has entered into various domain name registration agreements for Topsearches.com, Mytopclick.com, Topclicking.com, Topclick-Inc.com, Topclickinc.com, Top-Clicks.net, Topclick.net, Topclicks.net, Topclicks.com, Top-click.com, Top-clicks.com, Top-click.net, Lookmarks.com with Network Solutions, Inc. ("NSI"). NSI is responsible for the registration of second-level Internet domain names in the top level COM, ORG, NET, and EDU domains. NSI registers these second-level domain names on a first come, first served basis. By registering a domain name, NSI does not determine the legality of the domain name registration, or otherwise evaluate whether that registration or use may infringe upon the rights of a third party. Effective February 25, 1998, NSI revised its domain name dispute policy which provides, among other things, that if a registrant files a civil action related to the registration and use of a domain name, and provides NSI with a copy of the file-stamped complaint, NSI will maintain the status quo ante of the domain name record pending a final or temporary decision of that court. In such cases, NSI will deposit control of the domain name into the registry of the court by supplying the registrant with the registry certificate for deposit. While the domain name is in the registry of the court, NSI will not make any changes to the domain name record unless ordered by the court.

The Company believes that this revision to NSI's domain name dispute policy will discourage frivolous claims against the domain names held by the Company. Domain name registrations are effective for two years and may be renewed year-to-year thereafter.

Expanding Internet Markets. Nua, one of Europe's leading online consultants and developers, estimates that there were approximately 100 million Internet users worldwide in January, 1998. According to a recent report in Computer Intelligence, the growth rate of Internet users may have increased by as much as 30% in 1998. The Company anticipates that it may benefit from that growth; however, no guaranty can be provided that such will occur.

North American Internet users represent more than 80% of all users. Until a year ago, almost 99% of the 13 million servers hooked to the Internet were distributed throughout North America, Western Europe and Japan. Internet advertising revenue has grown significantly since 1996, and, in 1998, approached the total advertising revenue for all domestic national newspaper revenues. Most analysts predict that this significant growth rate will continue through the year 2000. Netscape World recently predicted that Internet advertising revenues will surpass those of all domestic national newspaper revenues by this year. The Company should benefit from such growth; however, no guaranty can be provided that the Company will so benefit.

State of Readiness for Y2K. The Company has performed an assessment of the Company's information technology ("IT") systems as well as its non-IT systems (such as embedded technology in manufacturing or process control equipment containing microprocessors or other similar circuitry) relating to the Y2K problems previously referenced herein. The Company evaluated all hardware and software for Y2K compliance by using sources from the Internet, by contacting manufacturers, and by contacting third party suppliers of phone systems and security systems. Additionally, the Company reviewed product documentation for Y2K compliance where such was available.

The in-house workstations of Company employees and subcontractors are Pentium Personal Computers which utilize Windows 95 and Office 97+ software. The Company believes that all critical applications of that software are Y2K compliant. The Company has one additional workstation which is also Y2K compliant.

Built on a UNIX platform, the server hardware and software for the webserver environments used to host and serve the TopClick website are also Y2K compliant. After conducting testing and evaluation, the Company believes that its phone system, its Network Hub, its power backup systems and its security system are all Y2K compliant. The Company's facsimile machine, however, is not Y2K compliant.

Cost to Address the Company's Y2K Issues. The only significant equipment replacement cost the Company anticipates is approximately CDN$600 (at May 24, 1999, the exchange rate was US$1.00 to CDN$1.53, so as of that date CDN$600 was approximately US$392.16) to replace the Company's facsimile machine. The Company does not anticipate any additional upgrade, replacement, or equipment servicing charges to become Y2K compliant. The Company will monitor external service providers through the Year 2000 at a cost of approximately CDN$125.00 (approximately US$81.70). Therefore, based on current estimates, the costs of addressing this issue are not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows. The potential impact of the Y2K issue on significant customers, vendors and suppliers of the Company cannot be reasonably estimated at this time.

The Company's Contingency Plans. To prevent electrical failures from adversely affecting the Company's operations, the Company performs regularly scheduled data backups and connects its computer system to backup power systems. Through the Year 2000, the Company will continue to communicate with its electrical and telecommunications providers to remain informed about (I) the status of such suppliers' Y2K compliance, and (ii) the potential impact that the failure of these suppliers to become Y2K compliant will have on the Company.

Liquidity and Capital Resources. As set forth above, on or about January 28, 1999, the Company entered into a Financing Agreement with a group of investors represented by Sonora Capital Corporation, a British Columbia corporation ("Sonora"). Other parties to the Financing Agreement were Peter Hough, Clive Barwin and James Decker, British Columbia residents; and Helpful By Design,
Inc., a Canadian federal jurisdiction corporation ("HBD"). Chris Lewis, the Chief Executive Officer of the Company, was a significant shareholder of HBD, and Mr. Lewis was also a party to the Financing Agreement. TC is now a wholly-owned subsidiary of the Company. The group of investors represented by Sonora provided the Company with $2,000,000. Pursuant to the Financing Agreement, the Company acquired all of the shares of TopClick Corporation, a Delaware corporation incorporated on July 8, 1998 ("TC") which, in turn, had previously acquired certain assets from E.Z.P.C. Canada Inc., which was incorporated on September 28, 1994, under the Canada Business Corporations Act with one common share owned by HBD.

As consideration for the exchange, assignment, transfer, conveyance, setting over and delivery of the shares of TC, the Company issued 8 shares of its $.001 par value common stock for every 7 shares of TC $.001 par value common stock. This exchange value was determined by negotiations between the Company, TC, and Sonora, and was approved by a majority of the shareholders of TC. A copy of the Financing Agreement is filed as a material contract as Exhibit 10.1 to this Amendment No. 3 to the Company's Registration Statement on Form 10-SB.

The Company believes that it may be able to acquire additional financing at commercially reasonable rates; however, there can be no assurance that the Company will be able to obtain additional financing at commercially reasonable rates, or at all. The Company has expended, and will continue to expend in the future, substantial funds on the research and development of its products and services. The failure of the Company to obtain additional financing, or to generate revenues from its Internet products and services, would significantly limit or eliminate the Company's ability to fund its research and development activities, which would have a material adverse effect on the Company's ability to continue to compete with other Internet directory service providers. Moreover, although the Company has significant cash reserves, it cannot continue to operate indefinitely without generating revenues. At present, the Company's primary source of revenue is the sale of its securities.

Results of Operations. The Company has not yet realized any revenue from operations. In the year ended June 30, 1999, the Company expended $260,019 in software development costs, which represent costs relating to the development of the Company's Internet website. The Company anticipates that these costs will be amortized upon the commercial exploitation of the Company's Internet website. During the year ended June 30, 1999, the Company capitalized $10,075 of depreciation of its computer equipment as software development costs.

The Company experienced a net loss from its operating activities of $482,680 for the year ended June 30, 1999 and a net loss, after interest income and write-off of deferred charges, of $462,603, resulting in a loss per share of $0.04. This loss was further offset by foreign currency translation adjustments of $17,922, resulting in a comprehensive loss of $444,681 at June 30, 1999.

At June 30, 1999, the Company had cash of approximately $1,667,370 deposited with RBC Dominion Securities Ltd. ("RBC"), earning interest at 3.75% per annum. RBC is a leading debt and equity underwriter in Canada and a member of the Royal Bank Financial Group, a global financial services group.

Recent Developments. On June 4, 1999, the Company announced that it had added twenty high profile Internet retailers to the development of its e-commerce environment in preparation for the launch of the TopClick Marketplace, a packaged e-commerce shopping environment that will be offered on the Company's homepage. Retail brands include Ameritech, Travelocity, Barnsandnoble.com, Priceline, and Reel.com, which have been made available through the affiliate network Be Free, Inc. On June 9, 1999, the Company announced that it had added Dell and Amazon.com to its e-commerce package. The Company recently joined the Amazon.com Associates Program, a leading selling program on the Internet, which the Company believes has more than 260,000 members. The Company is continuing discussions with additional Internet retailers and anticipates continuing to add established Internet retailers to its packaged e-commerce shopping environment.

Item 15. Financial Statements and Exhibits

(a) Index to Financial Statements.

Interim unaudited financial statements through September 30, 1999 were filed with the Company's quarterly report on Form 10-QSB on October 12, 1999.

(b) Index to Exhibits.

Copies of the following documents are filed with this Amendment No. 3 to the Registration Statement, Form 10-SB as exhibits:

Index to Exhibits                                            Page
-----------------                                            ----

10.1                    Financing Agreement             E-1 through E-17
                        (material contract)

                                   SIGNATURES

In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No. 3 to the Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, on November 11, 1999.

                                           TopClick International, Inc.,
                                           a Delaware corporation

                                           By: /s/ Chris Lewis
                                           Its: President